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12010561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

SEC FILE NUMBER
8- 53440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2011** (MM/DD/YY) AND ENDING **DECEMBER 31, 2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CREDIT SUISSE PRIVATE ADVISORS AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Tessinerplatz 7
Zurich CH-8002

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

CREDIT SUISSE PRIVATE ADVISORS AG

(A Wholly Owned Subsidiary of Credit Suisse AG)

(S.E.C. I.D. No. 8-53440)

Statement of Financial Condition and Supplemental Schedule

December 31, 2011

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control)

<u>PUBLIC DOCUMENT</u>

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
Credit Suisse Private Advisors AG

We have audited the accompanying statement of financial condition of Credit Suisse Private Advisors AG (the Company), a wholly-owned subsidiary of Credit Suisse Group AG, as of December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Private Advisors AG as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statement, the Company has decided to wind down its operations by transferring its entire brokerage and investment advisory business to an affiliate company and ultimately liquidate the Company. Management's plans in regards to these matters are also described in Note 1. The financial statement does not include any adjustments that might result from the decision to liquidate the Company.

Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

KPMG LLP

February 28, 2012

CREDIT SUISSE PRIVATE ADVISORS AG
(a wholly owned subsidiary of Credit Suisse AG)
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	18,706,889
Receivables from brokers, dealers, and clearing organizations		92,345
Other assets		1,599,412
Total assets	$	20,398,646
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliated companies	$	736,156
Liability to employees		5,040,974
Stamp taxes and social security		213,863
Accrued expenses		329,954
Other liabilities		269,786
Provisions		63,799
Total liabilities	$	6,654,532
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding	$	8,953,086
Additional paid in capital		40,359,600
Accumulated deficit		(40,361,319)
Accumulated other comprehensive income		4,792,747
Total stockholder's equity		13,744,114
Total liabilities and stockholder's equity	$	20,398,646

See accompanying notes to financial statements.

(1) Organization and Business Description

Credit Suisse Private Advisors AG (the Company or CSPA) is a wholly owned subsidiary of Credit Suisse AG, which is a wholly owned subsidiary of Credit Suisse Group AG (CSG). The Company is a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and under the supervision of the Financial Industry Regulatory Authority (FINRA), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions are cleared through National Financial Services LLC (an entity not affiliated with the Company), on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission to certain regulatory authorities.

In November 2011, the Company gave a notification to FINRA to integrate the Company's entire brokerage and investment advisory business into its affiliate's, Credit Suisse Securities (USA) LLC ("CSSU"), PB USA business with a view to ultimately withdrawing the Company's registration as a broker-dealer and investment adviser with the SEC and membership in FINRA. Like CSPA, CSSU is both a direct, wholly-owned subsidiary of Credit Suisse AG and registered with the Securities and Exchange Commission in the United States as a broker-dealer and an investment adviser. The integration will be accomplished through a sale and transfer of CSPA's brokerage accounts and investment advisory agreements to CSSU, subject to the consent of CSPA's clients. As part of this transfer, CSSU will make a payment to CSPA for the business transferred which is anticipated to be paid in 2012. It is currently anticipated that the closing date for the integration will be on or about the close of business Swiss time on May 31, 2012

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2011 in addition to the reported amounts of revenues and expenses during the year then ended. These estimates and assumptions are based on judgment and available information at the time of preparation of these financial statements, and consequently, actual results could differ from those estimates.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of these financial statements is U.S. Dollars.

Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2011. Translation adjustments arising from translating the Company's financial statements into the reporting currency are recorded within accumulated other comprehensive income in the statement of financial condition.

Cash and cash equivalents
Cash and cash equivalents includes accounts maintained with banks with original maturities of ninety days or less.

Income taxes
The Company accounts for income taxes in accordance with ASC Topic 740 – Income Tax. Deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company uses a two step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note (8).

(3) Going Concern

Management believes the Company has sufficient liquidity and capital to enable it to continue as a going concern.

(4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies on the statement of financial condition represents accrued but unpaid amounts relating to these transactions.

All of the Company's Swiss based employees are members of the Credit Suisse Group AG Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group AG Pension Plan on behalf of its employees.

The Board of Trustees of the Credit Suisse Group AG Pension Plan decided to transfer all members insured under the pension fund to a retirement savings plan operating on the basis of defined contributions at which time the annuity plan (defined benefit system) will be discontinued. To compensate for reductions in projected benefits as a result of the transfer to the defined contribution plan, the employer made a one-time contribution.

The Credit Suisse Group AG Master Share Plan provides for equity-based awards to the Company's employees based on CSG shares.

(5) Other Assets

Other Assets of $1,599,412 include recoverable withholding tax, security deposits, miscellaneous receivables and prepaid expenses.

Cash and cash equivalents
Cash and cash equivalents includes accounts maintained with banks with original maturities of ninety days or less.

Income taxes
The Company accounts for income taxes in accordance with ASC Topic 740 – Income Tax. Deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company uses a two step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. For more information on the Company's accounting for uncertainty in income taxes, see Note (8).

(3) Going Concern

Management believes the Company has sufficient liquidity and capital to enable it to continue as a going concern.

(4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies on the statement of financial condition represents accrued but unpaid amounts relating to these transactions.

All of the Company's Swiss based employees are members of the Credit Suisse Group AG Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group AG Pension Plan on behalf of its employees.

The Board of Trustees of the Credit Suisse Group AG Pension Plan decided to transfer all members insured under the pension fund to a retirement savings plan operating on the basis of defined contributions at which time the annuity plan (defined benefit system) will be discontinued. To compensate for reductions in projected benefits as a result of the transfer to the defined contribution plan, the employer made a one-time contribution.

The Credit Suisse Group AG Master Share Plan provides for equity-based awards to the Company's employees based on CSG shares.

(5) Other Assets

Other Assets of $1,599,412 include recoverable withholding tax, security deposits, miscellaneous receivables and prepaid expenses.

CREDIT SUISSE PRIVATE ADVISORS AG
(a wholly owned subsidiary of Credit Suisse AG)
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2011

Schedule I

Stockholder's equity		$	13,744,114
Deductions:			
Nonallowable assets:			
Cash and cash equivalents	$ 346,075		
Other assets	$ 1,499,420	$	1,845,495
Other Deductions:			45,442
Total deductions		$	1,890,937
Net capital before haircuts on foreign currency bank accounts		$	11,853,177
Haircuts on securities positions and foreign currency bank accounts		$	(1,120,797)
Net capital		$	10,732,380
Minimum net capital requirement		$	443,635
Capital in excess of minimum requirements		$	10,288,745

Note: A reconciliation of amounts reported in the Financial Statements to amounts reported by the Company on Form X-17A-5 as of December 31, 2011, filed with FINRA on January 26, 2012 is presented as follows:

1) Stockholder's equity, as reported in the Company's part II (unaudited) FOCUS Report	$	20,428,118
Adjustment for overstatement of nonallowable assets	$	(6,684,004)
Stockholder's equity per above	$	13,744,114
2) Nonallowable assets as reported in the Company's part II (unaudited) FOCUS Report	$	8,529,499
Adjustment for overstatement of nonallowable assets	$	(6,684,232)
Nonallowable assets per above	$	1,845,267

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Member of
Credit Suisse Private Advisors AG:

In planning and performing our audit of the financial statements of Credit Suisse Private Advisors AG (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Member, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012